FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 28, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 28, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports an updated resource estimate for the Livengood Gold Project in Alaska.  The updated resource estimate (at a 0.50 g/t gold cutoff) is 128.6 million tonnes at 0.83 g/t gold (indicated) for 3.41 M oz gold and 142.1 million tonnes at 0.74 g/t gold (inferred) for 3.39 M oz gold.  Mineralization remains open for expansion in all directions.

Item 5.	Full Description of Material Change

The Issuer reports results of its independent 2008 year-end updated mineral resource estimate for the Livengood gold project, near Fairbanks, Alaska.  The independent study incorporates all of the 2008 drilling (a total of 183 core and reverse circulation holes) and trenching (totalling over 41,063 metres).  The updated indicated gold resource is 128.6 M/t at an average grade of 0.83 g/t (3.41M ounces gold) and inferred resource of 142.1 M/t at an average grade of 0.74 g/t (3.39M ounces gold), based on a cut off grade of 0.50 g/t gold (Table 1).  This updated estimate represents a 70% increase of the gold resource from the previous estimate (as at September 27, 2008) reported on October 29, 2008 (NR08-22).

The expansion of the deposit over the past 12 months incorporates the discovery of the larger and higher grade Core Zone area in the Money Knob target.  The Livengood Gold Deposit remains open for expansion in all directions.  The Core Zone area has an estimated indicated gold resource of 68.8 M/t at an average grade of 1.03 g/t gold (2.28M ounces) and an estimated inferred gold resource of 65.2 M/t at an average grade of 0.93 g/t gold (1.95M ounces) based on a cut off grade of 0.70 g/t gold.

Given the deposit’s favourable low strip ratio geometry and recently announced positive metallurgical results for both the oxide/transitional and unoxidized material, the Issuer believes that the deposit has reached an important critical mass for development considerations, with the potential to grow significantly larger.  A 3D image of the most recently released Livengood drill information can be viewed at: http://www.corebox.net/properties/livengood/.

Table 1

2008 Year-end Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.50	128.6	0.83	3.41
Inferred	0.50	142.1	0.74	3.39

The new data also illustrates the rapid expansion of the higher grade component of the deposit with a 65% increase in ounces at the 0.7 g/t cut off (Table 2).

Table 2

2008 Year-end Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.70	68.8	1.03	2.28
Inferred	0.70	65.2	0.93	1.95

The overall deposit at a 0.3 g/t cut off, which is a more typical cut off for large bulk tonnage heap leach deposits, has expanded approximately 53% (Table 3).

Table 3

2008 Year-end Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Gold Million Ounces
Indicated	0.30	223.4	0.64	4.60
Inferred	0.30	279.4	0.57	5.12

Readers are cautioned that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Livengood Project Highlights

      The new resource estimate for the Livengood Deposit makes it one of the largest new gold discoveries made globally over the past decade.
      Numerous holes on the edge of the current drill pattern and holes drilled as significant step outs (several hundred metres) have returned thick +1 g/t gold intervals -- indicating significant expansion potential for the higher-grade Core Zone of the deposit to the northeast, southwest and south.
      Many of the holes completed in the second half of 2008 ended in significant mineralization, outlining the good potential for expanding the deposit at depth.
      The current drilling at Livengood only covers about 2 square kilometres of the Main Gold Target, which is approximately 12 square kilometres in area, offering excellent district scale exploration potential.
      Ongoing metallurgical studies continue to support the deposit’s potential for heap leach gold recovery.  Initial test work suggests that enhanced recoveries might be achieved with milling; these results are now being followed up with a series of milling tests.
      The geometry of the currently defined shallowly dipping, outcropping mineralized zone suggests a low strip, open pit mining potential.
      The project has a favourable logistical location and no major permitting hurdles have been identified to date.

The Issuer will begin  its 2009 Phase I drill program at Livengood in early February – consisting of 6,000 metres of reverse circulation drilling targeting areas within and adjacent to the existing resource model where blocks are currently unestimated.  These areas have numerous higher grade holes adjacent to them and are expected to add significantly to the resource.  Following the return of these results in mid-Q2, the Issuer will complete a new resource model which will form the basis of an initial Preliminary Economic Analysis of the deposit.  Phase II of the 2009 drilling is scheduled to commence in June and is designed to further expand the deposit, as well as to initially test for potential deep, high-grade feeder zone targets.  The Issuer will continue with its monthly release of drill results beginning in March, 2009 and extending through the year.  A map of the planned 2009 resource expansion program can be found on the Issuer’s website PowerPoint at page 12:

http://www.ithmines.com/i/pdf/January_A_8_2009_V1.pdf.

The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all-weather Elliot Highway and the Trans Alaska Pipeline Corridor; and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package that is primarily comprised of leased land from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2008 drilling program marks the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major long-term exploration program to define what it anticipates is one of the world’s larger new gold deposits.

Updated Resource Estimate

On January 26, 2009 Giroux Consultants Ltd., independent geological consultants, delivered their updated resource estimate for the Livengood project, incorporating all of the drilling carried out in 2008.  The updated estimate was prepared as at January 26, 2009 in accordance with the requirements of NI 43-101.  The indicated and inferred mineral resource estimate for the Livengood deposit covers an area of approximately 3.6 square kilometres and is based on 173 drill holes and 11 trenches.

Approximately one third of the total estimated area (1.3 square kilometres) contains 132 of the drillholes and, in this area, the geology has been modeled to represent the volumes of the different stratigraphic units on the property.  Outside of the modeled area all the data was grouped together because there was insufficient geological control for more detailed analysis.  Statistically, each of the geological volumes was treated independently with individual capping grades applied.  However, the populations were not sufficiently different to be kriged independently.

Variogram modeling was done using 5-metre composites with the variography showing excellent continuity downdip and across dip with lesser continuity along strike.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 95 measurements were used.  Based on the general geology, a bulk density of 2.68 was used for the area outside the modeled volume.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

A detailed description of the updated resource estimate and other pertinent geological information related to the Livengood project will be included in a NI 43-101 compliant technical report being prepared for the Issuer by Mineral Resource Services Inc. and Giroux Consultants Ltd. and to be filed on SEDAR on or before March 14, 2009.

Qualified Person and Quality Control/Quality Assurance

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, and Chris Puchner, Chief Geologist (CPG 07048), for the Issuer who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the expansion of the estimated resources at Livengood, the discovery and delineation of additional mineral deposits/resources at the Livengood project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and its annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding Reference to Resources and Reserves

National Instrument 43 101 Standards of Disclosure of Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 30, 2009